UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

SANDRIDGE PERMIAN TRUST

(Name of Issuer)

Common Units of Beneficial Interest

(Title of Class of Securities)

80007A102

(CUSIP Number)

Dickie D. Hunter

President

Montare Resources I, LLC

400 East Las Colinas Blvd., Suite 680

Irving, Texas 75039

(214) 676-4434

with a copy to:

Janice V. Sharry, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 80007A102

1.	Names of Reporting Persons Montare Resources I, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,988,744 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,988,744 (1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,988,744 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.6% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)

Montare and Avalon Energy may be deemed part of a group within the meaning of Section 13(d) of the Act as a result of the transactions previously described in Item 4. Based on information provided by Avalon Energy, if they are deemed to be a “group,” Montare believes that Avalon Energy and Montare may be deemed to collectively beneficially own in the aggregate 17,133,744 Common Units of the Issuer, representing approximately 32.6% of the 52,500,000 Common Units outstanding as of November 5, 2020 pursuant to the Issuer’s Quarterly Report 10-Q for the quarterly period ended September 30, 2020 filed with the Commission on November 13, 2020. The Common Units listed as beneficially owned by Montare exclude those Common Units held by Avalon Energy, as to which Montare disclaims beneficial ownership. The filing of this Schedule 13D shall not be construed as an admission that Montare is, for purposes of Section 13(d) of the Act, a group with Avalon Energy or any other holder of Common Units.

This Amendment to Schedule 13D (as amended, this “Schedule 13D”) relates to Common Units of Beneficial Interest (“Common Units”) of SandRidge Permian Trust, a Delaware statutory trust (the “Issuer” or the “Trust”). This Schedule 13D amends the Schedule 13D previously filed with the Securities and Exchange Commission (the “Commission”) on August 27, 2020, as amended by Amendment No. 2 (Amendment No. 1 for Montare) thereto filed with the Commission on August 28, 2020, Amendment No. 3 (Amendment No. 2 for Montare) thereto filed with the Commission on September 8, 2020 and Amendment No. 4 (Amendment No. 3 for Montare) thereto filed with the Commission on September 11, 2020, by Avalon Energy and Montare, Amendment No. 4 with respect thereto filed with the Commission on September 28, 2020 by Montare, Amendment No. 5 with respect thereto filed with the Commission on October 2, 2020 by Montare, and Amendment No. 5 (Amendment No. 6 for Montare) filed with the Commission on November 20, 2020 by Avalon Energy and Montare by furnishing the information set forth below. Except as otherwise specified in this Schedule 13D, all previous Items of the Schedule 13D previously filed with the Commission are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D previously filed with the Commission.

Montare and Avalon Energy may be deemed a group for the purposes of Section 13(d)(3) of the Act as a result of the transactions previously described in Item 4. Based on information provided by Avalon Energy, if they are deemed to be a “group,” Montare believes that Avalon Energy and Montare may be deemed to collectively beneficially own in the aggregate 17,133,744 Common Units, or 32.6% of the Common Units as of the date of this Schedule 13D. Montare expressly disclaims beneficial ownership of any securities beneficially owned or acquired by Avalon Energy or any other holder of Common Units.

Item 3. Source and Amount of Funds or other Consideration

Item 3 is hereby amended and supplemented as follows:

“Through various open market purchases between November 24, 2020 and December 2, 2020, Montare expended an aggregate of approximately $274,723 (excluding fees and commissions) to acquire 715,929 Common Units. The funds used for the purchase of these Common Units reported in this Schedule 13D were derived from general working capital of Montare.”

Item 4. Purpose of Transaction

Item 4 is hereby amended and restated in its entirety as follows:

“As previously disclosed, on August 26, 2020, as amended effective October 12, 2020, Montare, Avalon Energy and certain of their respective affiliates entered into a Contribution and Support Agreement (the “Contribution and Support Agreement”), pursuant to which Avalon Energy, among other things, (i) agreed to, subject to certain conditions, contribute all of the assets owned by Avalon Energy at the time of contribution (including the working interests underlying the overriding royalty interests held by the Issuer (the “Royalty Interests”)) to Montare in exchange for interests in Montare or an affiliate thereof (the “Contribution Transaction”), (ii) granted exclusivity to Montare, (iii) granted an irrevocable proxy to Montare to vote all Common Units beneficially owned by Avalon Energy, and (iv) agreed to consult with Montare prior to exercising its right of first refusal upon termination of the Trust.

As previously disclosed, Montare also entered into a Participation Agreement with Washington Federal, Avalon Energy’s lender, with respect to the Loan Agreement by and among Avalon Energy, Avalon TX Operating, LLC, a Texas limited liability company and affiliate of Avalon Energy, and Washington Federal (as amended from time to time, the “WaFed Loan”), whereby Montare purchased an undivided participation interest in the WaFed Loan (the “Participation Agreement”). Pursuant to the Participation Agreement, Montare has the right to purchase the WaFed Loan in the event Avalon Energy does not meet the conditions of the WaFed Loan.

As previously disclosed, on October 12, 2020, Montare and Avalon Energy entered into a Purchase and Sale Agreement, effective as of September 1, 2020, whereby Avalon Energy sold wells and related assets associated with certain oil and gas properties to Montare. The assets were sold to Montare in accordance with the terms of the Amended and Restated Trust Agreement of the Issuer (the “Trust Agreement”) relating to the Common Units and the related conveyances, unburdened by the portion of the Royalty Interests with respect to such properties for approximately $4.9 million (the “Montare Sale”). Prior to the Montare Sale, Avalon Energy engaged an independent petroleum engineering firm to determine the fair market value of all wells owned by Avalon Energy burdened by the Royalty Interests. The sale was completed on October 13, 2020, and all proceeds from such sale have been paid to the Trust in accordance with Section 3.02 of the Trust Agreement. For additional information with respect to the Montare Sale, including pro forma comparative financial information regarding the impact of the Montare Sale on the Issuer, please see the Issuer’s Form 8-K/A filed on November 13, 2020 and incorporated herein by reference, and the Issuer’s Form 10-Q filed on November 13, 2020.

As disclosed in the Trust’s Form 10-Q (the “Form 10-Q”) filed on November 13, 2020, Montare understands that The Bank of New York Mellon Trust Company, N.A., in its capacity as trustee of the Issuer (the “Trustee”) expects that the Issuer will commence dissolution on February 22, 2021, as is required by the Trust Agreement if cash available for distribution for any four consecutive quarters, on a cumulative basis, is less than $5.0 million. Upon such early termination event, the Trustee is required under the Trust Agreement to commence winding-up the business and affairs of the Trust, including among other things, selling the Royalty Interests, either by private sale or public auction, subject to Avalon Energy’s right of first refusal to purchase such Royalty Interests. In connection with any such dissolution process, the holders of Units will be entitled to receive distributions equal to their pro rata share of any cash amounts then remaining for distribution under the Trust Agreement. Given the uncertainties involved in calculating any such amount, Montare understands that no guidance has been provided to holders of the Common Units regarding the amount that might be distributed to them prior to or upon such final liquidation.

Last quarter, and as previously disclosed, Montare approached the Trustee about a possible business combination or merger with Montare or a subsidiary thereof. The Trustee was unwilling to enter into any discussions or negotiations with Montare regarding such a transaction. Based upon the Trustee’s decision to seek early dissolution, Montare does not intend to further approach the Trustee about any potential transaction at this time.

It is currently contemplated that the closing of the Contribution Transaction will occur in connection with the liquidation of the Trust, such that all assets held by Avalon Energy will be contributed to Montare, including any Common Units it then may then hold and/or any cash amounts it is entitled to receive upon final liquidation of the Trust. The assets to be contributed may include any interests Avalon Energy may acquire upon exercise of its right of first refusal with respect to the sale of the remaining Royalty Interests then held by the Trust. However, the exercise of such right of first refusal will be dependent on various factors, including then existing market conditions, the timing of any such transaction, the price offered by any third party for such assets and the contemplated effect of fluctuations in energy prices.

In the meantime, Montare may purchase additional Common Units in the open market or otherwise, depending on various factors, including then existing market conditions and market prices. The price paid for any such Common Units may be more or less than the holders of such Common Units, including Montare, may otherwise receive from any distributions made by the Trust, including any distribution to be made by the Trust upon liquidation.

In addition, depending upon the then current facts, Montare reserves the right to engage in additional communications with one or more Common Unit holders, the Trustee, or other representatives of the Issuer, including discussions regarding the Issuer’s operations and strategic direction and ideas that, if effected, could result in, among other things: (a) the acquisition by Montare of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer; (d) changes in the trustees of the Issuer; (e) a material change in the present capitalization of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s governing documents or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

Montare reserves the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the strategies orideas set forth in this Item 4 of Schedule 13D.”

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented as follows:

“Other than as set forth in Annex A hereto, at the time of the filing, there have been no transactions in the class of reported securities that were effected by Montare during the past sixty (60) days or since the most recent filing of Schedule 13D, whichever is less.”

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

“The information set forth in Item 4 of this Schedule 13D is incorporated by reference into this Item 6.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 3, 2020

MONTARE RESOURCES I, LLC

By:	/s/ Dickie D. Hunter
Name:	Dickie D. Hunter
Title:	President

ANNEX A

RECENT TRANSACTIONS BY MONTARE IN THE SECURITIES OF SANDRIDGE PERMIAN TRUST

Reporting Person	Date of Transaction	Description of Transaction	Shares Acquired	Price Per Common Unit (1)
Montare Resources I, LLC	11/24/2020	Open Market Purchases	137,728	$0.3808	(2)
Montare Resources I, LLC	11/25/2020	Open Market Purchases	302,202	$0.3785	(3)
Montare Resources I, LLC	11/30/2020	Open Market Purchases	184,009	$0.3973	(4)
Montare Resources I, LLC	12/01/2020	Open Market Purchases	87,115	$0.3784	(5)
Montare Resources I, LLC	12/02/2020	Open Market Purchases	4,875	$0.3737	(6)

(1)	Excluding fees and commissions.

(2)

This price represents the approximate weighted average price per Common Unit of purchases that were executed at prices ranging from $0.3550 to $0.3903 per Common Unit. Montare undertakes to provide, upon request by the Securities and Exchange Commission staff, the Issuer or a security holder of the Issuer, full information regarding the price per Common Unit and the number of Common Units purchased at each price.

(3)

This price represents the approximate weighted average price per Common Unit of purchases that were executed at prices ranging from $0.3611 to $0.4002 per Common Unit. Montare undertakes to provide, upon request by the Securities and Exchange Commission staff, the Issuer or a security holder of the Issuer, full information regarding the price per Common Unit and the number of Common Units purchased at each price.

(4)

This price represents the approximate weighted average price per Common Unit of purchases that were executed at prices ranging from $0.3501 to $ 0.4050 per Common Unit. Montare undertakes to provide, upon request by the Securities and Exchange Commission staff, the Issuer or a security holder of the Issuer, full information regarding the price per Common Unit and the number of Common Units purchased at each price.

(5)

This price represents the approximate weighted average price per Common Unit of purchases that were executed at prices ranging from $0.3727 to $0.3800 per Common Unit. Montare undertakes to provide, upon request by the Securities and Exchange Commission staff, the Issuer or a security holder of the Issuer, full information regarding the price per Common Unit and the number of Common Units purchased at each price.

(6)

This price represents the approximate weighted average price per Common Unit of purchases that were executed at prices ranging from $0.3702 to $0.3751 per Common Unit. Montare undertakes to provide, upon request by the Securities and Exchange Commission staff, the Issuer or a security holder of the Issuer, full information regarding the price per Common Unit and the number of Common Units purchased at each price.